FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-270964-01

March 30, 2023

WESTERN MIDSTREAM OPERATING, LP

(the “Partnership”)

Pricing Term Sheet

$750,000,000 6.150% Senior Notes due 2033 (the “Notes”)

Issuer:	Western Midstream Operating, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	March 30, 2023

Settlement Date (T+3):*	April 4, 2023

Net Proceeds Before Expenses:	$743,085,000

Maturity Date:	April 1, 2033

Principal Amount:	$750,000,000

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	99-15+ / 3.562%

Spread to Benchmark Treasury:	T+262.5 bps

Yield to Maturity:	6.187%

Coupon:	6.150%

Public Offering Price:	99.728% of the principal amount

Optional Redemption:	Redeemable at any time before January 1, 2033 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after January 1, 2033 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2023

CUSIP / ISIN:	958667 AE7 / US958667AE72

Expected Ratings (Moody’s / S&P / Fitch):**	Baa3 / BBB- / BB+

Joint Book-Running Managers:

TD Securities (USA) LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Deutsche Bank Securities Inc.

Co-Managers:	RBC Capital Markets, LLC Scotia Capital (USA) Inc. Truist Securities, Inc. Zions Direct, Inc. Comerica Securities, Inc. Stifel, Nicolaus & Company, Incorporated

*

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about April 4, 2023, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Partnership has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: TD Securities (USA) LLC toll-free at (855) 495-9846, MUFG Securities Americas Inc. toll-free at (877) 649-6848 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

This Term Sheet is qualified in its entirety by reference to the related preliminary prospectus supplement dated March 30, 2023 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.